SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 6)

MEDIA SCIENCES INTERNATIONAL, INC.
(Name of the Issuer)

MEDIA SCIENCES INTERNATIONAL, INC.
(Names of Persons Filing Statement)

Common Stock, $0.001 par value
(Title of Class of Securities)

58446X 10 7
(CUSIP Number of Class of Securities)

Denise Hawkins
President
203 Ridge Road, Goshen, New York 10924
201-677-9311
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:
Dan Brecher, Esq.
Scarinci & Hollenbeck, LLC
99 Park Avenue, 16th Floor
New York, NY 10016
(212) 286-0747 / (212) 808-4155 (fax)

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-1,000) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee*
$2,675.40	$30.66

*
Previously filed.  For purposes of calculating the filing fee only, this amount assumes the acquisition of 18,451 shares of common stock for $0.145 per share in cash in lieu of fractional shares issuable in a reverse stock split.  No securities are being acquired for non-cash consideration.  The amount of the filing fee was determined pursuant to Rule 0-11(b)(1) as the product of $2,675.40 and $0.011460.

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

Introduction

This Amendment No. 6 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) initially filed by Media Sciences International, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on December 20, 2011, and as amended on February 17, 2012, March 16, 2012, April 6, 2012, May 11, 2012, and May 14, 2012, in connection with a going private transaction, to effect a 1-for-125 reverse stock split (the “Reverse Stock Split”) of the Company’s common stock, par value $0.001 per share (“Common Stock”), followed immediately by a 125-for-1 forward stock split (the “Forward Stock Split”, and together with the Reverse Stock Split the “Reverse/Forward Stock Split”).

This Amendment No. 6 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction described below.

Amendments to the Company’s certificate of incorporation (the “Amendments”) providing for a 1-for-125 reverse stock split (the “Reverse Split”) of the Company’s Common Stock, followed immediately by a 125-for-1 forward stock split (the “Forward Split,” and collectively with the Reverse Split, the “Split Transaction”) of the Company’s Common Stock were filed with the Delaware Secretary of State and became effective with FINRA on June 29, 2012.  The Amendments were approved by the Company’s Board of Directors and were approved by the Company’s stockholders holding the requisite number of shares of Common Stock on June 14, 2012.  Upon the effectiveness of the Reverse Split, stockholders holding fewer than 125 shares of Common Stock immediately prior to the Reverse Split became entitled to a cash payment equal to $0.145 per share of Common Stock held by them, on a pre-split basis, without interest.  Stockholders holding 125 or more shares of Common Stock immediately prior to the Reverse Split participated in the Forward Split and, therefore, continued to hold the same number of shares immediately after the Forward Split as they did immediately before the Reverse Split.

The Split Transaction reduced the number of stockholders of record of the Company to less than 300, enabling the Company to terminate its reporting obligations with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended.  The Company is filing a Form 15 with the SEC on or about July 6, 2012 to terminate the registration of the Company’s Common Stock and suspend the Company’s reporting obligations under the Exchange Act.

Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company filed on May 11, 2012, including all appendices thereto, and the additional proxy material filed on May 14, 2012, are expressly incorporated by reference herein in their entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MEDIA SCIENCES INTERNATIONAL, INC.

Date: July 6, 2012	By:	/s/ Denise Hawkins
Denise Hawkins
President